Exhibit 99.2
 Presented at the 64th Annual Meeting of the American College of Neuropsychopharmacology (ACNP) | Paradise Island, Bahamas | January 12–15, 2026  1Mood Institute, Milton, CT, USA; 2Department of Psychiatry, Yale School of Medicine, New Haven, CT, USA; 3Department of Psychiatry, University of Münster, Münster, Germany; 4Department of Psychiatry, University of Melbourne, Melbourne, VIC, Australia; 5The Florey Institute of Neuroscience and Mental Health, Parkville, VIC, Australia; 6GH Research, Dublin, Ireland; 7Hospital Santa Creu i Sant Pau, Mental Health Research Group, Institut de Recerca Sant Pau, Universitat Autònoma de Barcelona, CIBERSAM, Barcelona, Spain; 8Parc Sanitari Sant Joan de Deu Hospital de Dia de Numancia, Barcelona, Spain; 9A-Shine SRO, Pilsen, Czechia; 10Psychedelic Research Group: Trinity College Dublin and Tallaght University Hospital, Dublin, Ireland; 11Department of Psychiatry, Tallaght University Hospital, Dublin, Ireland; 12Department of Psychiatry, University Hospital Galway, Galway, Ireland; 13Department of Psychiatry, University of Galway, Galway, Ireland; 14Institut Neuropsychiatrické Péče, Praha, Czechia; 15Psyon s.r.o., Prague, Czechia; 16Mental Health Institute, Hospital del Mar, Barcelona, Spain; 17Neurosciences Research Group, Hospital del Mar Research Institute (IMIM), Barcelona, Spain; 18Department of Psychiatry and Department of Experimental and Health Sciences, Pompeu Fabra University, Barcelona, Spain; 19Centro de Investigación Biomédica en Red de Salud Mental (CIBERSAM), Instituto de Salud Carlos III, Madrid, Spain; 20Department of Psychiatry, Psychosomatic Medicine and Psychotherapy, University Hospital Frankfurt – Goethe University, Frankfurt am Main, Germany; 21Fraunhofer Institute for Translational Medicine and Pharmacology ITMP, Theodor-Stern-Kai 7, 60596 Frankfurt am Main, Germany; 22Department of Psychiatry, University of Pennsylvania, Philadelphia, PA, USA; 23Corporal Michael J. Crescenz Veterans Affairs Medical Center, Philadelphia, PA, USA;  24Center for Depression Research and Clinical Care, Peter O’Donnell Jr. Brain Institute and the Department of Psychiatry, University of Texas Southwestern Medical Center, Dallas, TX, USA; 25Hospital Clinic de Barcelona, Institute of Neuroscience, University of Barcelona, IDIBAPS, CIBERSAM, Barcelona, Catalonia, Spain; 26Department of Psychiatry, Faculty of Medicine, Medical University of Gdańsk, Gdańsk, Poland  Rapid Antidepressant Effects of Inhaled GH001 in Treatment-Resistant Depression: Results from a Phase 2b, Double-Blind, Randomized, Controlled Trial with 6-Month Follow-Up  Lisa Harding1,2*, Bernhard T. Baune3,4,5, Brian Brennan6, Narcís Cardoner7, Rosa Maria Dueñas Herrero8, David Gregory6, Luboš Janů9, John R. Kelly10,11, Shane J. McInerney12,13, Alexander Nawka14, Tomáš Páleníček15, Víctor Pérez Sola16-19, Andreas Reif20,21, Fiona Ryan6, Claire Sweeney6, Michael E. Thase22,23, Madhukar H. Trivedi24, Velichka Valcheva6, Eduard Vieta19,25, Wiesław J. Cubała26  *Presenting author: Lisa Harding, Mood Institute, Milton, CT, USA, and Department of Psychiatry, Yale School of Medicine, New Haven, CT, USA  References  1. Kubitz N, et al. PLoS One. 2013; 8:e76882. 2. McIntyre RS, et al. World Psychiatry. 2023;22:394-412.  3. Reckweg J, et al. Front Pharmacol. 2021;12:760671. 4. Reckweg JT, et al.  Front Psychiatry. 2023;14:1133414.  5. Food and Drug Administration. Guidance for Industry Major Depressive Disorder: Developing Drugs for Treatment. 2018. Available at:  https://www.fda.gov/media/113988/download.  Acknowledgments  This trial was sponsored by GH Research. The sponsor  would like to thank the participants in the trial. The sponsor would  also like to thank the investigators who conducted this trial. Under guidance of the authors, medical writing and editorial support was provided by Jane A. Phillips, PhD, of OPEN Health, and funded by GH Research.  Disclosures  LH: Advisory Board – AbbVie, GH Research, Johnson & Johnson, and Otsuka. Consultant – GH Research and Johnson & Johnson. BTB: Consultant – National Health and Medical Research Council (Australia). Honoraria – Angelini, AstraZeneca, Biogen, BMS, Boehringer Ingelheim, Johnson & Johnson, LivaNova, Lundbeck, Medscape, Otsuka, Pfizer, Roche, Servier, Sumitomo Pharma, Sunovion, Teva, and Wyeth. Advisory boards – Biogen, Boehringer Ingelheim, Janssen-Cilag, LivaNova, Lundbeck, Medscape, Novartis, Otsuka, and Teva. Research grants from private industry or nonprofit funds – AstraZeneca, BMBF (Germany), BMG (Germany), DFG (Germany), ERA PerMed, Fay Fuller Foundation, Horizon Europe (European Union), James & Diana Ramsay Foundation (Adelaide), Johnson & Johnson, Lundbeck, La Marató de TV3, National Health and Medical Research Council (Australia), Sanofi-Synthélabo, and Wellcome Trust (UK). BB, DG, FR, CS, and VV are employees and stock option holders of GH Research. NC: Grants – Spanish Ministry of Health, Spanish Ministry of Science and Innovation (CIBERSAM), Strategic Plan for Health Research and Innovation (PERIS) 2016–2020, Recercaixa, and La Marató de TV3. Honoraria – Adamed, Elsevier, Exeltis, Janssen, Lundbeck, Pfizer, and Servier. Advisory Boards – Angelini, Esteve, Janssen, Lundbeck, Novartis, Pfizer, and Viatris. Lectures/Meetings – Janssen, Lundbeck, and Pfizer. RMDH: Principal investigator – Beckley Psytech and GH Research.  Subinvestigator – Compass. LJ: Principal investigator – GH Research. JRK: Principal investigator – Compass, GH Research, and Transcend Therapeutics. Consultant – Clerkenwell Health. Grant funding – Health Research Board (ILP-POR-2022-030, DIFA-2023-005, KTA-2024-002. SJM: Principal investigator – GH Research and Transcend Therapeutics. Honoraria – Janssen and Lundbeck. AN: Principal investigator – GH Research. TP: Principal investigator – Compass, GH Research, MAPS, and Ketabon. Shares – Psychedelická klinika s.r.o., Společnost pro podporu neurovědního výzkumu s.r.o., and AVI-X Aviation Experts s.r.o. Founder – PSYRES (Psychedelic Research Foundation). Consultant – CB21 Pharma and GH Research. VPS: Consultant, honoraria, or grants – AB-Biotics, AstraZeneca, Bristol Myers Squibb, CIBERSAM, FIS-ISCIII, Janssen Cilag, Lundbeck, Medtronic, Otsuka, and Servier. AR: Honoraria for lectures and/or advisory boards – AbbVie, Boehringer Ingelheim, Cyclerion, Compass,  GH Research, Janssen, LivaNova, Medice, MSD, Newron, Sage/Biogen, and Shire/Takeda. Research grants – Medice and Janssen. MET: Consultant – Axsome, Clexio Biosciences, Gerson Lehrman Group, GH Research, Janssen, Johnson & Johnson, Lundbeck, Luye Pharma, Merck, Otsuka, Pfizer, Sage, Seelos Therapeutics, Sunovion, and Takeda. Grant Support – Acadia, Alkermes, Axsome, Intra-Cellular Therapies, Janssen, Myriad, National Institute of Mental Health, Otsuka, Patient-Centered Outcomes Research Institute (PCORI), and Takeda. Royalties – American Psychiatric Press, Inc., Guilford Publications, Herald House, Wolters Kluwer, and W. W. Norton & Company. Spouse’s Employment – Dr. Diane Sloan is a Senior Vice President of OPEN Health, which does business with many companies. MHT: Consultant – Acadia, Alkermes, Alto Neuroscience, Axsome, BasePoint Health Management, Biogen, Cerebral, Circular Genomics, Compass, Daiichi Sankyo, GH Research, GreenLight VitalSign6, Heading Health, Janssen, Legion Health, Merck, Mind Medicine, Myriad Neuroscience, Naki Health, Neurocrine Biosciences, Noema Pharma, Orexo, Otsuka America, Otsuka Europe, Otsuka Pharmaceutical Development & Commercialization, Praxis Precision Medicines, PureTech LYT, Relmada Therapeutics, Sage, Seaport Therapeutics, Signant Health, Sparian Biosciences, Titan Pharmaceuticals, Takeda, and WebMD. Grant/research funding – American Foundation for Suicide Prevention, NCATS, NIDA, NIMH, Patient-Centered Outcomes Research Institute (PCORI), Blue Cross Blue Shield of Texas, SAMHSA, and the DoD. Editorial compensation – Elsevier and Oxford University Press. EV: Grants – AB-Biotics, AbbVie, Almirall, AstraZeneca, Boehringer Ingelheim, Bristol Myers Squibb, Celon, Cephalon, Dainippon Sumitomo Pharma, Elan, Ferrer, GH Research, GlaxoSmithKline, Janssen, Lilly, Lundbeck, Orion, Otsuka, Pfizer, Sanofi Aventis, Servier, Sunovion, and Takeda. Honoraria – Abbott, AbbVie, Angelini, AstraZeneca, Bristol Myers Squibb, Cambridge University Press, Elsevier, Farmindustria, Ferrer, Galenica, GlaxoSmithKline, Janssen, Johnson & Johnson, Lilly, Lundbeck, Oxford University Press, Otsuka, Pfizer, Sanofi Aventis, and Viatris. Advisory boards – AbbVie, Angelini, AstraZeneca, Biogen, Biohaven, Bristol Myers Squibb, Celon, Compass, Ferrer, GH Research, Gedeon Richter, HMNC, Idorsia, Janssen, Johnson & Johnson, Jazz, Lilly, Lundbeck, Merck Sharp & Dohme, Novartis, Organon, Otsuka, Pfizer, Roche, Sage, Sanofi Aventis, Servier, Shire, Sunovion, Takeda, and Teva. WJC: Grants – Acadia, Angelini, Beckley Psytech, GH Research, HMNC Brain Health, Intra-Cellular Therapies, Janssen, MSD, Neumora, Novartis, Otsuka, Recognify Life Sciences. Honoraria – Angelini, GH Research, Janssen, and Novartis. Advisory boards – Douglas Pharmaceuticals, GH Research, Janssen, MSD, and Novartis (relationships reported within the last three years).  Background  •  •  Treatment-resistant depression (TRD) remains one of the most pressing challenges in psychiatry, affecting approximately 30% of patients treated for major depressive disorder (MDD)1  Current therapies for TRD are limited,2 and there is a large unmet need for treatments that are well tolerated and offer rapid reductions in depressive symptoms and long-term remission  GH001, a synthetic form of mebufotenin for pulmonary inhalation, has been well tolerated in early-stage trials,3,4 and shows potential to induce rapid remission of depressive symptoms in patients with TRD4  Objective  This analysis presents the efficacy and safety data for GH001 from a Phase 2b double-blind, placebo- controlled trial in which patients with TRD received up to five re-treatments of GH001 as an individualized dosing regimen (IDR)  Methods  •  •  •  This two-part, Phase 2b trial (NCT05800860) enrolled patients with TRD (Figure 1):  Part 1 was a 7-day, double-blind, placebo-controlled part in which patients were randomised 1:1 to receive an IDR of up to three escalating doses of GH001 (6, 12, and 18 mg) or placebo IDR on a single day; there was a 1-hour interval between doses  Part 2 was a 6-month open-label extension (OLE) where up to five GH001 IDR re-treatments were administered, depending on the patient’s clinical response (re-treatment criteria described in Figure 1)  Patients were required to meet the trial criteria for TRD as assessed by a trial psychiatrist:  Recurrent or single major depressive episode without psychotic features, with current episode of ≤2 years and nonresponse to ≥2 and ≤5 oral antidepressant treatments  Current major depressive episode based upon the Massachusetts General Hospital – Structured Assessment for Evaluation of Risk (MGH-SAFER) criteria interview  17-Item Hamilton Depression Rating Scale (HAM-D-17) total score ≥20  The primary endpoint of this trial was mean change in Montgomery-Åsberg Depression Rating Scale (MADRS) total score from baseline to Day 8, as assessed by a blinded rater  Treatment-emergent adverse events (TEAEs) were assessed throughout the trial  Figure 1. Clinical Trial Design  N=81  Randomization  1:1  GH001 IDRa  Placebo IDRa  Double-Blind Part (Part 1)b  Day 8  During the OLE, patients attended visits at Day 15,  Month 1, 2, 3, 4, 5 & 6c; additional clinic visits could be scheduled if required for medical reasons  MADRS  assessment  Month 6  Primary Endpoint  BL 2H D2 ΔMADRS  Day 1 Day 2  This trial was conducted under the supervision of qualified healthcare professionals, providing psychological support per standard of care, but without any planned psychotherapeutic intervention before, during, or after dosing  All patients directly transitioned from the double-blind part to the OLE  Open-Label Extension (OLE; Part 2)  For re-treatment (up to five GH001 IDRsa), the patient must have met one of the following criteria:  MADRS score >18  MADRS score >10 and ≤18 and MADRS score ≤10 not observed at Day 8 of the prior treatment or at any visit since  MADRS score >10 and ≤18 and MADRS score >18 observed since the most recent observation of MADRS score ≤10  aA second or third dose was administered if the previous dose was well tolerated according to the trial physician’s judgment (based on vital signs and adverse events) and if the patient did not achieve an intense psychoactive effect (peak experience; defined as a mean score of ≥75 on the Peak Experience Scale) following the previous dose. bEfficacy assessments were carried out by independent blinded raters in the double-blind part. cPatients also attended assessment visits on Day 2 (telephone call) and Day 8 (in-person) after each re-treatment.  Abbreviations: BL = Baseline; D = Day; H = Hour; IDR = Individualized dosing regimen; MADRS = Montgomery–Åsberg Depression Rating Scale.  Results  Eighty-one patients were randomized (GH001 IDR, 40 and placebo IDR, 41) in the double-blind part, and all transitioned directly into the OLE (Table 1)  Table 1. Baseline Characteristics and Patient Disposition  GH001 (N=81)  Patient Demographics  Age, years, mean (SD)  42.8 (11.2)  Sex, female, n (%)  46 (56.8)  Race, White, n (%)  81 (100)  BMI, kg/m2, mean (SD)  26.2 (5.5)  Previously used any psychedelic (lifetime), n (%)  9 (11.1)  Baseline Disease Characteristics  HAM-D-17 total score, mean (SD) 24.8 (2.5)  MADRS total score, mean (SD) 28.6 (5.0)  MDE History at Baseline  Number of MDEs Mean (SD)  2.1 (1.3)  ≥3 MDEs, n (%)  27 (33.3)  Time since first depressive episode, years, mean (SD)  11.7 (9.0)  Duration of current MDE, weeks, mean (SD)  57.1 (78.4)  Patient Disposition, n (%)  Completed the double-blind part  81 (100)  Received GH001 in the double-blind part  Received placebo in the double-blind part  40 (49.4)  41 (50.6)  Completed the OLE  63 (77.8)  Reasons for Discontinuation During the OLE, n (%)  18 (22.2)  Started additional antidepressant  7 (38.9)  Withdrawal of consent  6 (33.3)  Protocol deviation  2 (11.1)  Other  2 (11.1)  Adverse event  1 (5.6)  GH001 led to a least squares mean MADRS total score reduction from baseline to Day 8 of −15.5 compared with placebo in the double-blind part (Figure 2)  Figure 2. Primary Endpoint: Mean Change in MADRS Total Score from Baseline to Day 8a in the Double-Blind Part  0  –5  –10  –15  –25  LS Mean (±SE) Change from  Baseline in MADRS Total Score  LS Mean differenceb vs placebo: –15.5 (P<0.0001)  Effect size: Cohen’s d=–2.0  0.3  –15.2  –1.5  –18.6  –1.4  –20 –17.8  BL 2H Day 2 Day 8  aFDA guidance notes that efficacy with rapid-acting antidepressants generally should be demonstrated within 1 week, supporting a primary efficacy endpoint within this timeframe.5 bAdjusted for baseline severity of symptoms (MADRS total score).  Abbreviations: BL = Baseline; FDA = Food and Drug Administration; H = Hour; LS = Least squares; MADRS = Montgomery-Åsberg Depression Rating Scale; SE = Standard error.  GH001 treatment was associated with a 60% response rate and a 57.5% remission rate at Day 8 vs 0% with placebo in the double-blind part (Figure 3)  Figure 3. Percentage of Patients with Remission or Response Through Day 8 After Administration of GH001 IDR or Placebo IDR in the Double-Blind Part  Percentage of Patients with  MADRS Remission or Response  82.5%  NNT=2  ****  100  90  80  70  60  50  40  30  20  10  0  2.4% 2.4%  57.5%  NNT=2  ****  2.4%  77.5%  NNT=2  ****  4.9%  70.0%  ****  NNT=2  60.0%  NNT=2  ****  Response Remission Response Remission Response Remission 2 Hours Day 2 Day 8  0.0% 0.0%  57.5%  NNT=2  ****  GH001  Placebo  ****P<0.0001  Response: ≥50% reduction from baseline in MADRS total score | Remission: MADRS total score ≤10  Abbreviations: IDR = Individualized dosing regimen; MADRS = Montgomery-Åsberg Depression Rating Scale; NNT = Number needed to treat.  The reduction in MADRS total score with GH001 observed in the double-blind part was notably reproduced in the placebo group with their first active GH001 treatment in the OLE (Figure 4)  Figure 4. MADRS Total Scores with First GH001 in the Double-Blind Part and the OLE  BL 2H  Day 2  Day 8  35  30  25  20  15  29.0  10  11.2  5  0  10.4  13.8  28.5  11.4  8.6  12.5  BL 2H  Day 2  Day 8  35  30  25  20  15  10  5  0  Mean (±SE) MADRS Total Score  Mean (±SE) MADRS Total Score  Double-Blind  Patients who received GH001 (n=40)  Open-Label Extension  First treatment of placebo group with GH001 (n=41)  Abbreviations: BMI = Body mass index; HAM-D-17 = 17-item Hamilton Depression Rating Scale; MADRS = Montgomery-Åsberg Depression Rating Scale;  MDE = Major depressive episode; OLE = Open-label extension; SD = Standard deviation. Abbreviations: BL = Baseline; H = Hour; MADRS = Montgomery-Åsberg Depression Rating Scale; OLE = Open-Label extension; SE = Standard error.  •  During the double-blind part, 57.5% of patients who received GH001 were in remission at Day 8; of the 63 patients who completed the OLE, 46 (73.0%) were in remission at 6 months (Figure 5A)  Patients who completed the OLE received a mean of four treatments across the 6 months (double-blind part and the OLE), with 63.5% (40/63) requiring one to four treatments during the 6 months  Among patients who completed the OLE who were in remission on Day 8 after their first active treatment, 90% were in remission at 6 months (Figure 5B)  Percentage of Patients in Remissionc  57.5%  90%  43.5%  Double-blind  n=40 patients who received GH001  OLE  n=63 OLE  completersa  Day 8 Month 6b Initial Initial Remitters Non-remitters  n=40 n=23  Figure 5. Remission Rate at Day 8 and 6 Months (A) and Remission Rate at 6 Months in OLE Completers by Initial Remission Status (B)  A B  Percentage of Patients in Remissionc  60  40  20  0  100 100  80 80  73.0%  60  40  20  0  Of patients who had remission on Day 8 after their first GH001 treatment, 90% were in remission at 6 months  aIncludes 63 patients who completed the 6-month OLE per protocol (18 patients who discontinued early are excluded). bApproximately 6 months post-trial start (median 168 days from Day 1 of double-blind part). cRemission was defined as MADRS total score ≤10.  Abbreviations: MADRS = Montgomery-Åsberg Depression Rating Scale; OLE = Open-label extension.  During the OLE, TEAEs were observed in 72/81 patients (88.9%) and were mostly mild or moderate (Table 2); one non–treatment-related serious TEAE (migraine) was reported  No TEAEs of suicidal intent or suicidal behavior occurred  The median duration of psychoactive effects after GH001 administration was 11 minutes  Patients were deemed discharge-ready by 1 hour post-dose at 99% of visits  TEAEs Occurring in >5% of Patientsa  Overall  Treatment-related  Nausea  37 (45.7)  37 (45.7)  Paresthesia  31 (38.3)  31 (38.3)  Salivary hypersecretion  24 (29.6)  24 (29.6)  Headache  16 (19.8)  11 (13.6)  Muscle tightness  13 (16.0)  13 (16.0)  Feeling cold  12 (14.8)  11 (13.6)  Paresthesia oral  10 (12.3)  10 (12.3)  Upper respiratory tract infection  10 (12.3)  0  Anxiety  9 (11.1)  9 (11.1)  Depression  8 (9.9)  0  Abdominal pain  7 (8.6)  4 (4.9)  Abdominal discomfort  6 (7.4)  4 (4.9)  Affect lability  6 (7.4)  6 (7.4)  Dysgeusia  5 (6.2)  5 (6.2)  Abdominal pain upper  5 (6.2)  4 (4.9)  Fatigue  5 (6.2)  5 (6.2)  Nasopharyngitis  5 (6.2)  0  Palpitations  5 (6.2)  5 (6.2)  Hyperhidrosis  5 (6.2)  3 (3.7)  Table 2. Overall Summary of Adverse Events in the OLE  GH001 (N=81)  Summary of Adverse Events Any TEAEa  Maximum severity of TEAEs Mild  Moderate Severe  72 (88.9)  28 (34.6)  42 (51.9)  2 (2.5)  Treatment-related TEAEs 65 (80.2)  Serious TEAEs  Treatment-related serious TEAEs TEAEs leading to discontinuation AESI  Death  1 (1.2)  0  1 (1.2)  30 (37.0)  0  aTEAEs were classified according to the Medical Dictionary of Regulatory Activities (MedDRA version 26.0).  Abbreviations: AESI = Adverse event of special interest; OLE = Open-label extension; TEAE = Treatment-emergent adverse event.  Conclusions  •  The primary endpoint was met: GH001 administered as an IDR led to significant MADRS reduction from baseline to Day 8 (–15.5 vs placebo)  GH001 can maintain long-term remission in TRD, with 73.0% of patients who completed the OLE in remission at 6 months  GH001 was well tolerated during the 6-month OLE, and no treatment-related serious adverse events occurred  •  •  TH83